March 21, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:

Good Times Restaurants, Inc.

Form 10-K for the year ended September 30, 2013

Filed December 27, 2013

File No. 0-18590

Good Times Restaurants, Inc. (the “Company”, “we”, “our” or “us”) has received your letter dated March 10, 2014 containing comments on the Company’s response to your  comments regarding the above referenced Form 10-K (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 27, 2013. This letter on behalf of the Company responds to each of the comments set forth in your letter of March 10, 2014.

For convenience of reference, we have set forth the Commission’s comments in bold below, with the Company’s response following each comment.

Form 10-K for the Fiscal Year Ended September 30, 2013

Audited Financial Statements

Notes to Consolidated Financial Statements, page F-7

1. Organization and Summary of Significant Accounting Policies, page F-7

Goodwill, page F-8

1.

We note that in connection with the purchase of a franchise operation in December 2012, you recognized goodwill in the amount of $96,000.  We also note from disclosures contained elsewhere in your filing that the purchase price for the franchise operation was $1,256,000.  In this regard, please provide us with your purchase price allocation and revise your notes to the consolidated financial statements in future filings to include the disclosures required by ASC 805-10-50 and 805-30-50.

The purchase price allocation was as follows:

Land & Building	$ 1,085,000
Equipment	$ 75,000
Goodwill	$ 96,000
Total	$ 1,256,000

We will revise our notes to the consolidated financial statements in future filings to include the disclosures required by ASC 805-10-50 and 805-30-50.

Deferred Liabilities, page F-9

2.

We note from disclosures contained elsewhere in your filing that you entered into two sale-leaseback transactions during fiscal 2013 for which you received proceeds of $3,329,000.  Your policy on page F-9 states that the deferred gain from sale-leaseback transactions relates to the sale of one restaurant and appears to originate from a prior period.  In this regard, please tell us how you accounted for the sale-leaseback transactions entered into during fiscal 2013, including the recognition or deferral of any gains or loss.  Assuming a satisfactory response, please revise your

United States Securities and Exchange Commission

March 10, 2014

notes to the financial statements to include the disclosures required by ASC 840-40-50-1, if applicable.  Additionally, your accounting policy on page F-9 with respect to sale-leaseback transactions should address your accounting treatment for gains (losses) associated with all sale-leaseback transactions.  Your current disclosure appears to address the one transaction.

We entered into three sale-leaseback transactions in fiscal 2013 with details as follows:

1.

One transaction with proceeds of $1,085,000 was for the sale of land, building and improvements with an allocated cost of $1,085,000, resulting in neither a gain nor a loss. The assets involved were purchased from a franchisee prior to the sale-leaseback transaction.

2.

A second transaction involved the sale of the land, building and improvements of a company-owned restaurant that was opened in fiscal 2009, with proceeds of $1,374,000. The net book value of the assets at the time of the sale was equal to the proceeds resulting in neither a gain nor a loss.

3.

The third transaction involved the sale of the land, building and improvements of a company-owned restaurant that was opened in fiscal 1998, with proceeds of $870,000. The net book value of the assets at the time of the sale were $803,000 resulting in a gain of $67,000. Due to the immateriality of the gain we recognized the entire gain in income in fiscal 2013.

We will revise our notes to the consolidated financial statements in future filings to include the disclosures required by ASC 840-40-50 when applicable.

We will revise our note relating to deferred liabilities with respect to sale-leaseback transactions as follows:

“Also included in the $653,000 deferred and other liabilities balance is a $257,000 deferred gain on the sale of a building and improvements of one Company-owned restaurant from a sale leaseback transaction.  For transactions determined to be sale leaseback transactions, the Company defers the gain or loss from the transaction and recognizes it in future periods in proportion to the rents paid on the lease.  The deferred gain of $257,000 at December 31, 2013 is the remaining deferred gain from a transaction that was completed in fiscal 2004 and resulted in a $500,000 total gain.  The building and improvements were subsequently leased back from the third party purchaser.”

8. Stockholders’ Equity, page F-13

3.

We note in April 2012 you issued Series C Convertible Preferred Stock.  We further note from page F-14 that such stock will automatically convert to common stock upon a qualified public offering of your common stock.  Please tell us and revise your disclosure to indicate the conditions under which the convertible preferred stock will automatically convert to common stock in light of your public offering which occurred in August 2013.

We will revise our disclosure in future filings as follows:

“In addition, the Series C Convertible Preferred Stock shall automatically convert to Common Stock upon a qualified public offering of the Company’s Common Stock provided that the size and price of such public offering or a sale of all or substantially of the Company’s assets meet certain criteria. The public offering in August 2013 did not meet the definition of a “qualified public offering” due to specific provisions requiring the public offering to be at least $10,000,000 and a minimum price of $3.00 to trigger an automatic conversion to Common Stock.”

Warrants, page F-16

4.

Please revise your notes in future filings to disclose that A warrants to purchase 330,000 shares of your common stock and B warrants to purchase 165,000 shares of your common stock were issued to underwriters in connection with your public offering in August 2013.  As part of your response, please disclose the terms of the warrants if different from other warrants issued in the August 2013 public offering.

United States Securities and Exchange Commission

March 10, 2014

We will revise our notes in future filings to disclose the underwriter warrants issued with the public offering in August 2013. The terms of the underwriter warrants are the same as the other warrants issued in the August public offering.

In connection with our response to your comments, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.

cc:

Linda Cvrkel, Branch Chief